UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-39395

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended: __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Faraday Future Intelligent Electric Inc.

Full Name of Registrant

N/A

Former Name if Applicable

18455 S. Figueroa Street

Address of Principal Executive Office (Street and Number)

Gardena, CA 90248

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, Form N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Faraday Future Intelligent Electric Inc. (the “Company”) is unable to file timely, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Form 10-Q”) within the prescribed time period.

As previously disclosed, on July 11, 2023, the Audit Committee of the Company’s Board of Directors (the “Board”) determined, based on the recommendation of management, that the Company’s previously issued financial statements in the Company’s Annual Report on Form10-K for the year ended December 31, 2022 and the Quarterly Reports on Form 10-Q for the periods ended March 31, 2023 and September 30, 2022 (the “Affected Periods”) should no longer be relied upon due to errors identified in the affected periods primarily due to an error stemming from a non-cash and non-operating item related to the change in the fair value upon conversion of the notes issued under the Company’s securities purchase agreements. Accordingly, the Company is restating the financial statements filed in the Affected Periods.

The Company continues to work diligently to complete and file the Form 10-Q as soon as practicable. However, given the time and focus dedicated to the Company’s review and restatement of the financial statements for the Affected Periods, the Company is necessarily delayed in its reporting and review process for the quarter ended June 30, 2023 and is unable to file the Form 10-Q by the prescribed filing due date of August 14, 2023. The Company will file its Form 10-Q no later than the fifth calendar day following the prescribed due date.  Nasdaq will consider the Form 10-Q to be timely filed if it is filed within the time frame set forth in the preceding sentence.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jonathan Maroko	(424)	276-7616
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the result of operations for the quarter ended June 30, 2023 to be included in the Form 10-Q will reflect significant changes from the quarter ended June 30, 2022. While the Company is still completing its second quarter 2023 financial close process, it expects that these changes will include, among others, an increase in the cost of revenues, a decrease in research and development expense, an increase in the change in fair value of notes payable and warrant liabilities and a loss on settlement of notes payable.  The Company is still completing its financial statement close process for the Form 10-Q given the reasons noted in Part III above and, therefore, no reasonable quantitative estimate of the changes can be made at this time.

Forward Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements can be identified by the use of forward-looking terminology, including the words “believes,” “estimates,” “anticipates,” “expects,” “intends,” “plans,” “may,” “will,” “potential,” “projects,” “predicts,” “continue,” or “should,” or, in each case, their negative or other variations or comparable terminology. There can be no assurance that actual results will not materially differ from expectations. Such statements include, but are not limited to, any statements relating to our financial and business performance, results of operations, and our ability to restate the financial statements in the Affected Periods expeditiously.

Forward-looking statements are based on beliefs and assumptions by management and the Board, and on information currently available to the Board and management. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential consequences of the matters discussed in this Form 12b-25 include, but are not limited to: the risk that additional information may arise related to the restatement of the financial statements for the Affected Periods (the “Restated Affected Periods Financial Statements”); the risk that the Company may determine to include additional adjustments to the Restated Affected Periods Financial Statements; the risk that the completion and filing of the Company’s Quarterly Report on Form 10-Q will take longer than expected and will not be completed by the extension period provided by Rule 12b-25 of the Exchange Act, as amended; the possibility that The Nasdaq Stock Market may delist the Company’s securities; the possibility that the Company will not be able to become current in its filings with the SEC; the risk of investigations or actions by governmental authorities or regulators and the consequences thereof, including the imposition of civil or criminal penalties; and the risk that the Company may become subject to stockholder lawsuits or claims. It is very difficult to predict the effect of known factors, and the Company cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” section of the Company’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 12, 2023, the “Risk Factors” section of the Company’s Annual Report on Form 10-K filed with the SEC on March 9, 2023, and other documents filed by the Company from time to time with the SEC. The Company is under no obligation to, and expressly disclaims any obligation to, update or alter these forward-looking statements, whether as a result of new information, future events or otherwise after the date of this filing except as may be required under applicable securities law.

Faraday Future Intelligent Electric Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2023	By:	/s/ Jonathan Maroko
Jonathan Maroko
Interim Chief Financial Officer

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